Exhibit 99.1

ANTELOPE ENTERPRISE HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of March 31, 2026	As of September 30, 2025
	Notes	USD’000	USD’000
		(Unaudited)

ASSETS AND LIABILITIES
NON-CURRENT ASSETS
Plant and equipment, net		3,175	3,295
Right-of-use assets, net	13	800	1,095
Security deposit		23	198
Digital assets	14	904	-
Note receivables	10	5,255	5,305
Total non-current assets		10,157	9,893

CURRENT ASSETS
Trade receivables		395	91
Inventories		5	5
Other receivables and prepayments		7,352	5,287
Loan receivable	9	20,532	19,895
VAT receivable		1	10
Cash and bank balances		1,778	1,927
Total current assets		30,063	27,215

Total assets		40,220	37,108

CURRENT LIABILITIES
Trade payables	11	2,099	1,930
Accrued liabilities and other payables	12	1,519	2,026
Note payables	15	1,496	2,428
Deferred revenue		1,310	1,459
Amounts owed to related parties	17	1,180	391
Lease liabilities	13	228	346
Taxes payables		800	827
Total current liabilities		8,632	9,407

NET CURRENT ASSETS		21,431	17,808

NON-CURRENT LIABILITIES
Lease liabilities	13	629	808
Total non-current liabilities		629	808

Total liabilities		9,261	10,215

NET ASSETS		30,959	26,893

EQUITY
Reserves	16	29,971	26,657
Non-controlling interest		988	236

Total equity		30,959	26,893

The accompanying notes are an integral part of these consolidated financial statements.

ANTELOPE ENTERPRISE HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(UNAUDITED)

		SIX MONTHS ENDED MARCH 31,
		2026	2025
	Notes	USD’000	USD’000

Net sales	5	$29,904	$48,725

Cost of goods sold		(28,620)	(47,488)

Gross profit		1,284	1,237

Other income	5	2,065	1,218
Selling and distribution expenses		(857)	(1,162)
Administrative expenses		(4,505)	(4,097)
Finance costs	6	(289)	(710)
Other expenses		(287)	(273)

Loss before taxation	6	(2,589)	(3,787)

Income tax expense	7	(2)	(6)

Net loss for the period		(2,591)	(3,793)

Net income (loss) attributable to
Equity holders of the Company		(3,327)	(4,130)
Non-controlling interest		736	337
Net loss		(2,591)	(3,793)

Other comprehensive loss
Exchange differences on translation of financial statements of foreign operations		668	(563)
Exchange differences on translation of financial statements of foreign operations - non-controlling interest		16	(16)

Total comprehensive loss		(1,907)	(4,372)

Total comprehensive income (loss) attributable to
Equity holders of the Company		(2,659)	(4,693)
Non-controlling interest		752	321
Total comprehensive loss		(1,907)	(4,372)

Net loss per share attributable to the equity holders of the Company *
Basic and Diluted (USD)**	8	(0.89)	(1.69)

*	reflected the 1-for-6 reverse split effective on March 5, 2026.
**	earnings per share for basic and diluted weighted average shares outstanding are the same due to anti-dilutive feature resulting from the net loss for the year

The accompanying notes are an integral part of these consolidated financial statements.

ANTELOPE ENTERPRISE HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(UNAUDITED)

	Share Capital	Reverse recapitalization reserve	Merger reserve	Share-based payment reserves	Statutory reserve	Capital reserve	Retained earnings	Currency translation reserve	Total	Non-controlling Interest	Total Equity
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
Notes				16

Balance at October 1, 2025	149,053	(79,596)	9,257	35,399	21,238	9,614	(119,400)	1,092	26,657	236	26,893

Net income (loss) for the period	-	-	-	-	-	-	(3,327)	-	(3,327)	736	(2,591)
Exchange difference on transaction of financial statements of foreign operations	-	-	-	-	-	-	-	668	668	16	684
Total comprehensive loss for the period	-	-	-	-	-	-	(3,327)	668	(2,659)	752	(1,907)
Shares issued for paying off interest payable	1,881	-	-	-	-	-	-	-	1,881	-	1,881
Conversion of long-term notes into common shares	1,401	-	-	-	-	-	-	-	1,401	-	1,401
Equity compensation - employee share-based compensation	-	-	-	2,691	-	-	-	-	2,691	-	2,691
Balance at March 31, 2026	152,335	(79,596)	9,257	38,090	21,238	9,614	(122,727)	1,760	29,971	988	30,959

Balance at October 1, 2024	130,300	(79,596)	9,257	32,786	21,238	9,614	(106,599)	2,564	19,564	438	20,002
Net income (loss) for the period	-	-	-	-	-	-	(4,131)	-	(4,131)	337	(3,794)
Exchange difference on transaction of financial statements of foreign operations	-	-	-	-	-	-	-	(563)	(563)	(16)	(579)
Total comprehensive loss for the period	-	-	-	-	-	-	(4,131)	(563)	(4,694)	321	(4,373)
Issuance of new shares for equity financing	6,760	-	-	-	-	-	-	-	6,760	-	6,760
Conversion of long-term notes into common shares	2,901	-	-	-	-	-	-	-	2,901	-	2,901
Equity compensation - employee share-based compensation	-	-	-	758	-	-	-	-	758	-	758
Balance at March 31, 2025	139,961	(79,596)	9,257	33,544	21,238	9,614	(110,730)	2,001	25,289	759	26,048

The accompanying notes are an integral part of these consolidated financial statements.

ANTELOPE ENTERPRISE HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

		Six Months Ended March 31,
		2026	2025
	Notes	USD’000	USD’000

CASH FLOWS FROM OPERATING ACTIVITIES:
Loss before taxation		$(2,589)	$(3,787)
Adjustments for
Operating lease charge		100	148
Depreciation of plant and equipment		121	163
Gain on disposal of plant and equipment		-	(27)
Fair value gain on digital assets		(4)	-
Loss on convertible note conversion	15	263	467
Interest expense on note payables	15	-	157
Standstill fee on note payables	15	206	31
Share based compensation	16	2,690	758
Interest expense on lease liabilities	13	54	82
Amortization of original issue discount of convertible note	15	-	106
Operating cash flows before working capital changes		841	(1,902)
(Increase) decrease in trade receivables		(303)	167
(Increase) in inventory		-	(2)
(Increase) decrease in other receivables and prepayments		(1,892)	3,164
(Increase) decrease in loan receivable		(637)	273
Increase (decrease) in trade payables	11	169	(1,972)
(Decrease) in deferred revenue		(151)	(5,131)
(Decrease) in taxes payable		(20)	(54)
Increase in accrued liabilities and other payables	12	1,377	32
Cash used in operations		(616)	(5,425)
Income tax paid		-	(3)
Net cash used in operating activities		(616)	(5,428)

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of fixed assets		(1)	(1,168)
Proceeds from collection of note receivables	10	50	-
Purchase of digital assets	14	(1,000)	-
Proceeds from disposal of digital assets	14	100	-
Purchase of available-for-sale financial asset		-	(1,147)

Net cash used in investing activities		(851)	(2,315)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payment for lease liabilities	13	(154)	(230)
Issuance of share capital for equity financing	16	-	6,760
Proceeds from promissory note	15	-	886
Advance from (Repayment to) related parties	17	786	(309)

Net cash generated from financing activities		632	7,107

NET DECREASE IN CASH & CASH EQUIVALENTS		(835)	(636)
CASH & CASH EQUIVALENTS, BEGINNING OF PERIOD		1,927	1,555
EFFECT OF FOREIGN EXCHANGE RATE DIFFERENCES		686	(578)

CASH & CASH EQUIVALENTS, END OF PERIOD		$1,778	$341

The accompanying notes are an integral part of these consolidated financial statements.

ANTELOPE ENTERPRISE HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2026

(UNAUDITED)

1. GENERAL INFORMATION

Antelope Enterprise Holdings Limited (“Antelope Enterprise” or the “Company”), formerly known as China Ceramics Co., Ltd (“CCCL”), is a British Virgin Islands company operating under the BVI Business Companies Act (2004) with its shares listed on the NASDAQ Stock Market (Ticker: AEHL). The head office of the Company is located at Room 1802, Block D, Zhonghai International Center, Hi-Tech Zone, Chengdu, Sichuan Province, the People’s Republic of China (“PRC”).

On March 5, 2026, the Company effected a one-for-six reverse split of its issued and outstanding Class A ordinary shares.

Antelope Enterprise and its subsidiaries’ corporate structure as of March 31, 2026 was as follows:

Antelope Enterprise Holdings Limited
(Nasdaq: AEHL)
(BVI Company)
100%
BTC Universal Media USA Inc.
(State of Delaware)
Formed Oct 29, 2024
100%
AEHL BTC INC
(State of Delaware)
Formed Jun 10, 2025
100%
Success Winner Limited
(BVI Company)
100%
AEHL PTE. LTD.
(Singapore)
Formed Jun 15, 2025
100%
Antelope Enterprise Holdings USA Inc
(State of Delaware)
Formed Jan 4, 2023
100%
AEHL Group Limited
(BVI Company)
22 October,2025
100%
AEHL Holdings, LLC
(a Utah Limited Liability Company)
Formed Dec 16, 2025
100%
AEHL US LLC
(Formerly known as
Million Stars US Inc.)
(acquired on Feb 27, 2024)
100%
Antelope Enterprise (HK) Holdings Limited
(Hong Kong Company)
100%
Vast Elite Limited
(Hong Kong Company)
100%
Antelope Holdings (Chengdu) Co., Ltd.
羚羊控股（成都）有限公司
(PRC WOFE Company)
Formed: May 9, 2020
100%
Antelope Future (Yangpu) Investment Co., Ltd.
羚羊未来（洋浦）投资有限公司
(PRC WOFE Company)
Formed: Aug 11, 2021
51%
Antelope Xinyue Holdings (Hangzhou) Co., Ltd.
羚羊新越控股（杭州）有限公司
(PRC Company)
Formed: Jul 17, 2025
100%
Antelope Ruichen Investment (Hainan) Co., Ltd.
羚羊瑞晨投资（海南）有限公司
(PRC Company)
Formed: Sept 9, 2021
51%
Hainan Kylin Cloud Services Technology Co., Ltd.
海南麒麟云服科技有限公司
(PRC Company)
Formed: Sept 18, 2021
100%
Wenzhou Kylin Cloud Services Technology Co., Ltd.
温州麒麟云服科技有限公司
(PRC Company)
Formed: Feb 15, 2023
100%
Hangzhou Kylin Cloud Services Technology Co., Ltd.
杭州麒麟云服务科技有限公司
(PRC Company)
Formed: Oct 28, 2022
100%
Anhui Kylin Cloud Services Technology Co., Ltd.
安徽麒麟云服务科技有限公司
(PRC Company)
Formed: Nov 2, 2022
100%
Jiangxi Kylin Cloud Services Technology Co., Ltd.
江西麒麟云服科技有限公司
(PRC Company)
Formed: Aug 18, 2023
100%
Chuzhou Kylin Cloud Services Technology Co., Ltd.
滁州麒麟云服科技有限公司
(PRC Company)
Formed: Dec 15, 2025

2. BASIS OF PREPARATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). They do not include all of the information required in annual financial statements in accordance with International Financial Reporting Standards (“IFRS”), and should be read in conjunction with the audited consolidated financial statements and related footnotes on Form 20-F for the nine months ended September 30, 2025 as filed with the Securities and Exchange Commission. The accompanying unaudited condensed consolidated interim financial statements reflect all normal recurring adjustments which, in the opinion of management, are necessary for a fair statement of the results for the interim periods presented. Results for the six months ended March 31, 2026 are not necessarily indicative of the results expected for the full fiscal year or for any future period.

Effective January 1, 2024, the Company changed its financial statements presentation of its reporting currency from RMB to USD or (US: $). Financial information for all periods presented in the filing were recast into the new reporting currency using a methodology consistent with IAS 21. Accordingly, the interim consolidated financial statements as of March 31, 2026 and September 30, 2025, and for the six months ended March 31, 2026 and 2025 were presented in USD, unless otherwise stated. They were approved for issue by the Audit Committee of the Board of Directors and the Board of Directors on June 30, 2026.

These interim financial statements have been prepared in accordance with the same accounting policies adopted in the 2025 annual financial statements, and accounting policy changes that are expected to be reflected in the 2026 annual financial statements. Details of any changes in accounting policies are set out in note 3.

These interim financial statements contain condensed consolidated financial statements and selected explanatory notes. The notes include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the 2025 annual financial statements.

3. CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES

Effective January 1, 2024, the Company changed its presentation currency from RMB to USD to be more relevant to users.

Prior to January 1, 2024, the Company reported its annual and interim consolidated financial statements in RMB. In making this change in presentation currency, the Company followed the recommendations set out in IAS 21, the Effects of Change in Foreign Exchange Rates.

All resulting exchange differences arising from the translation are included as separate component of other comprehensive income (loss).

The effect of the change in presentation currency to USD was applied prospectively in the financial statements effective January 1, 2024. The financial position of the Company as of January 1, 2024 has been translated from RMB to USD at an exchange rate of 7.10.

All transactions for the Company are recorded in USD from January 1, 2024 and onwards. Transactions denominated in currencies other than USD are considered foreign currency transactions. Foreign currency transactions are translated into USD using the foreign currency rates prevailing at the date of the transaction. Period-end balances of monetary assets and liabilities in foreign currency are translated to USD using period-end foreign currency rates. Foreign currency gains and losses arising from the settlement of foreign currency transactions are recognized in profit or loss.

At the date of authorization of these financial statements, the IASB has issued a number of amendments, new standards and interpretations which are not yet effective for the six months ended March 31, 2026 and which have not been adopted in these financial statements. These include the following which may be relevant to the Group:

Standard	Effective date
IFRS 18 Presentation and Disclosure in Financial Statements	1 January 2027
IFRS 19 Subsidiaries without Public Accountability: Disclosures	1 January 2027
Amendments to IFRS 19: Subsidiaries without Public Accountability: Disclosures	1 January 2027
IAS 21 Translation to a Hyperinflationary Presentation Currency (Amendments to IAS 21)	1 January 2027
Amendments to IFRS 10 and IAS 28 - Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	Date to be determined

The management of the Company anticipate that the application of all the new and amendments to IFRSs will have no material impact on the consolidated financial statements in the foreseeable future.

Investment Transactions

Digital assets are accounted for as intangible assets under IAS 38 Intangible Assets. They are initially measured at cost. Subsequently, they are measured using the revaluation model and are carried at their revalued amount, being fair value at the date of revaluation less any subsequent accumulated impairment losses. Fair value is determined in accordance with IFRS 13 Fair Value Measurement using quoted prices in active markets (Level 1 inputs), based on the principal or most advantageous market. Revaluation increases are recognized in other comprehensive income and accumulated in equity within the revaluation surplus, except to the extent that they reverse a previous revaluation decrease recognized in profit or loss. Revaluation decreases are recognized in profit or loss to the extent they exceed any existing revaluation surplus relating to the same asset; otherwise, they are recognized in other comprehensive income by reducing the revaluation surplus.

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of interim financial statements in conformity with IAS 34 requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. These estimates are based on management's best knowledge of current events and actions that the Company may undertake in the future and include, but are not limited to digital assets, useful lives and impairment assessment of plant and equipment, impairment loss recognized in respect of plant and equipment, income tax, provision for deferred tax, impairment of trade and other receivables, share-based payment transaction. Actual results may differ from these estimates.

5. REVENUE AND OTHER INCOME

a)	Revenue comprises the fair value of the consideration received or receivable for the sale of goods.

An analysis of the Company’s revenue and other income is as follows:

	For the six months ended March 31,
	2026 (Unaudited)	2025 (Unaudited)
	USD’000	USD’000
Revenues
Business management and consulting	471	272
Livestreaming ecommerce	29,379	48,453
Other	54	-

Total revenues	29,904	48,725

Other income
Interest income	6	23
Tax subsidies	1,298	1,030
Write-back of payable	692	-
Other income	69	165

Total other income	2,065	1,218

b)	Segment reporting

The Company identifies operating segments and prepares segment information based on the regular internal financial information reported to the Chief Executive Officer and executive directors, who are the Company’s chief operating decision makers for their decisions about the allocation of resources to the Company’s business components and for their review of the performance of those components.

All of the Company’s operations are considered by the chief operating decision makers to be aggregated into two reportable operating segments: 1) the provision of livestreaming ecommerce industry which was acquired as part of a strategic transformation towards trending technology businesses in China to mitigate the challenging conditions in the real estate market in China, and associated industries like the Company’s legacy ceramic tile business, and (2) business management and consulting. Operating segments are defined as components of an enterprise for which separate financial information is available and evaluated regularly by the Company’s chief operating decision makers in deciding how to allocate resources and in assessing performance.

The business of the Company is engaged entirely in the PRC. The Chief Executive Officer and executive directors regularly review the Company’s business as one geographical segment.

The following table shows the Company’s operations by business segment for the six months ended March 31, 2026 and 2025.

	For the six months ended March 31,
	2026 (Unaudited)	2025 (Unaudited)
	USD’000	USD’000
Revenues
Business management and consulting	$471	$272
Livestreaming ecommerce	29,379	48,453
Other	54	-
Total revenues	29,904	48,725

Cost of goods sold
Business management and consulting	77	60
Livestreaming ecommerce	28,543	47,428
Total cost of goods sold	28,620	47,488

Operating costs and expenses
Business management and consulting	224	153
Livestreaming ecommerce	1,304	1,515
Other	4,123	4,301
Total operating costs and expenses	5,651	5,969

Other expense
Business management and consulting	24	-
Livestreaming ecommerce	263	-
Other	-	273
Total other expense	287	273

Other income
Business management and consulting	1	7
Livestreaming ecommerce	1,996	1,184
Other	68	27
Total other income	2,065	1,218

Loss from operations
Business management and consulting	147	66
Livestreaming ecommerce	1,265	694
Other	(4,001)	(4,547)
Loss from operations	$(2,589)	$(3,787)

	As of March 31, 2026 (Unaudited)	As of September 30, 2025
	USD’000	USD’000
Segment assets
Business management and consulting/software	21,170	20,205
Livestreaming ecommerce	6,199	4,004
Others	12,851	12,899
Total assets	40,220	37,108

6. LOSS BEFORE TAXATION

	For the six months ended March 31,
	2026 (Unaudited)	2025 (Unaudited)
	USD’000	USD’000
Finance costs
Interest expense on lease liabilities	54	82
Interest expense on note payables	235	628
Depreciation of fixed assets	121	163
Depreciation charge of right-of-use assets for leases	100	148
Marketing and promotion expense	728	808

7. INCOME TAX

	For the six months ended March 31,
	2026 (Unaudited)	2025 (Unaudited)
	USD’000	USD’000
Current Tax:
PRC Income Tax Expense	2	6
	2	6

British Virgin Islands Profits Tax

The Company has not been subject to any taxation in this jurisdiction for the six months ended March 31, 2026 and 2025.

Hong Kong Profits Tax

The subsidiaries in Hong Kong are subject to tax charged on Hong Kong sourced income, the corporate tax rate in Hong Kong is a two-tier one starting with the year of assessment 2018/2019 (from April 1, 2018): the tax is 8.25% (7.5% for unincorporated companies) on the first 2 million HKD of taxable profits and 16.5% (15% for unincorporated companies) for the rest of the profits. No Hong Kong profits tax has been provided as the Company has no assessable profit arising in Hong Kong for the six months ended March 31, 2026 and 2025.

US Income Tax

The Company’s U.S. subsidiaries are subject to U.S. federal income tax rate of 21%, and New York state corporate income tax with rates ranging from 6.5% to 7.25%.

PRC Income Tax

Most subsidiaries of the Company in the PRC are subject to the enterprise income tax in accordance with “PRC Enterprise Income Tax Law”, and the applicable income tax rate for the six months ended March 31, 2026 and 2025 is 25%. Both Antelope Holdings (Chengdu) Co., Ltd (“Antelope Chengdu”) and Chengdu Future Talented Management and Consulting Co, Ltd (“Chengdu Future”) are subject to 5.0% preferential income tax rate since it qualified as a high-tech company for the six months ended March 31, 2026 and 2025.

8. LOSS PER SHARE

	For the six months ended March 31,
	2026 (Unaudited)	2025 (Unaudited)
	USD’000	USD’000
Loss attributable to holders of ordinary shares (USD’000):
Net loss	(3,327)	(4,130)
Weighted average number of ordinary shares outstanding used in computing basic earnings per share *	3,726,200	2,440,920
Weighted average number of ordinary shares outstanding used in computing diluted earnings per share *	3,726,200	2,440,920
Income (loss) per share - basic (USD)	(0.89)	(1.69)
Income (loss) per share - diluted (USD) **	(0.89)	(1.69)

*	The number of shares reflected the one-for-six reverse split effective on March 5, 2026.

**	Warrants to purchase Class A ordinary shares are not included in the diluted loss per share calculations when their effect is antidilutive. For the six months ended March 31, 2026 and 2025, 175 shares and 209 shares, respectively, on a weighted average basis of potential Class A ordinary shares related to outstanding Class A ordinary shares warrants were excluded from the calculation of diluted net loss per share as such shares are antidilutive when there is a loss.

9. LOAN RECEIVABLE

From March 31, 2023 to March 31, 2026, Anhui Zhongjun Enterprise Management Co., Ltd (“Anhui Zhongjun”) borrowed a total of $ 20,532,000 from Antelope Enterprise Holdings (Chengdu) Co., Ltd. This loan will be repaid in installments over a period of three years from the date of disbursement. On September 1, 2025, the Company signed an amend repayment agreement, per the amend agreement, the company has waived its right to collect interest. Anhui Zhongjun is required to repay the full amount before December 31, 2030.

10. NOTE RECEIVABLES

On April 28, 2023, the Company completed the sale of Stand Best Creation Limited and its subsidiaries, Hengda and Hengdali, to New Stonehenge Limited for a total of $ 8,500,000. On September 27, 2025, the Company signed an amend repayment agreement, per the amend agreement, the company has waived its right to collect interest and New Stonehenge Limited is required to repay the full amount before April 28, 2027. As of March 31, 2026, total balance of note receivables was $ 5,255,000.

11. TRADE PAYABLES

	As of
	March 31, 2026 (Unaudited)	September 30, 2025
	USD’000	USD’000
Trade payables	2,099	1,930

Trade payables are denominated in Renminbi, non-interest bearing and generally settled within 120-day terms. All of the trade payables are expected to be settled within one year. The carrying value of trade payables is considered to be a reasonable approximation of fair value.

12. ACCRUED LIABILITIES AND OTHER PAYABLES

	As of
	March 31, 2026 (Unaudited)	September 30, 2025
	USD’000	USD’000
Accrued salary	390	100
Others	1,129	1,926
	1,519	2,026

Accrued liabilities consist mainly of accrued rental, wages and utility expenses.

The carrying value of accrued liabilities and other payables is considered to be a reasonable approximation of fair value.

13. RIGHT-OF-USE ASSETS AND LEASES LIABILITIES

(a) Amounts recognized in the consolidated statement of financial position

The carrying amounts of right-of-use assets for lease are as below:

Net book amount at September 30, 2025	$1,095,000
Net book amount at March 31, 2026	$800,000

The lease liabilities are as below:

	March 31, 2026 (Unaudited)	September 30, 2025
	USD’000	USD’000
Lease liabilities - current	228	346
Lease liabilities – non-current	629	808
	857	1,154

Contractual undiscounted cash flows for the leases:

	As of March 31, 2026 (Unaudited)
	Within one year	One to five years	Total contractual undiscounted cash flow
	USD’000	USD’000	USD’000
Undiscounted cash flows for the leases:	318	717	1,035

Contractual undiscounted cash flows for the leases:

	As of September 30, 2025
	Within one year	One to five years	Total contractual undiscounted cash flow
	USD’000	USD’000	USD’000
Undiscounted cash flows for the leases:	463	939	1,402

(b) Amounts recognized in the consolidated income statement

The consolidated income statement shows the following amounts relating to leases:

Six months ended
March 31, 2026 (Unaudited)
USD’000
Amortization charge of right-of-use assets	100
Interest expense	54

Six months ended
March 31, 2025 (Unaudited)
USD’000
Amortization charge of right-of-use assets	148
Interest expense	82

The total cash outflow in financing activities for leases during the six months ended March 31, 2026 and 2025 was $ 154,000, and $ 230,000, respectively.

14. DIGITAL ASSETS

During the six months ended March 31, 2026, the Company purchased digital assets from BitGo Trust Company, a digital asset infrastructure and financial services company. The table below summarizes the amounts shown on the Company’s consolidated balance sheet as of March 31, 2026.

	March 31, 2026 (Unaudited)
	Units	Cost Basis	Fair Value
Digital assets held:
Bitcoin	13.25	$899,578	$904,424

Bitcoin does not represent cash, cash equivalents, or a stablecoin, and it is not redeemable or convertible on a dollar-for-dollar basis with any fiat currency. The value of Bitcoin is not fixed and is subject to market volatility, with prices determined by supply and demand in active trading markets. As of March 31, 2026, no impairment or downward revaluation was recognized.

The following represents the changes in quantity of bitcoin and the respective fair value:

	Bitcoin	Fair Value
Beginning balance as of October 1, 2025	-	$-
Bitcoin purchased	14.64	1,000,000
Bitcoin sold	(1.39)	(100,422)
Net realized gain on investments in bitcoin	-	4,846
Ending balance as of March 31, 2026	13.25	$904,424

15. NOTE PAYABLES

Unsecured Promissory Note in December 2022

On December 12, 2022, the Company entered into a note purchase agreement (the “2022 Note Purchase Agreement”) with an investor, pursuant to which the Company issued to the investor an unsecured Promissory Note of $1,332,500, for $1,250,000 in gross proceeds. The note included an original issue discount, or OID, of $62,500 along with $20,000 for investor’s fees, costs and other transaction expenses in connection with the issuance of the note. This OID was recognized as a debt discount is amortized over the life of the note. The note bears interest at 8% per annum compounding daily, and has a term of 18 months. Company may prepay all or a portion of the Note at any time by paying 120% of the outstanding balance elected for pre-payment. The Investor has the right to redeem the Note at any time six (6) months after the 2022 note purchase price date (the “2022 Note Redemption Start Date”), subject to maximum monthly redemption amount of $200,000. The Company should pay the applicable redemption amount in cash to the Investor within three (3) Trading Days following the investor’s delivery of a redemption notice. At the end of each month following the 2022 Note Redemption Start Date, if the Company has not reduced the outstanding balance by at least $200,000, then by the fifth (5th) day of the following month, the Company must pay in cash to the Investor the difference between $200,000 and the amount actually redeemed in such month or the Outstanding Balance will automatically increase by one percent (1%) as of such fifth (5th) day. Under the 2022 Note Purchase Agreement, while the Note is outstanding, the Company agreed to keep adequate public information available and maintain its Nasdaq listing. Upon the occurrence of a Trigger Event (as defined in the note), the Investor shall have the right to increase the balance of the Note by fifteen percent (15%) for Major Trigger Event (as defined in the Note) and five percent (5%) for Minor Trigger Event (as defined in the Note). In addition, the Note provides that upon occurrence of an Event of Default (as defined in the note), the interest rate shall accrue on the outstanding balance at the rate equal to the lesser of twenty-two percent (22%) per annum or the maximum rate permitted under applicable law.

During the six months ended March 31, 2025, the Company amortized OID of nil and recorded $ 2,764 interest expense on this note, and the Company and Lender exchanged partitioned notes of $ 303,202 for the delivery of 6,395 Class A ordinary shares. The Company recorded $ 71,075 losses on conversion of these notes in the six months ended March 31, 2025. As of March 31, 2025, the Company repaid in full of this note.

Unsecured Promissory Note in July 2023

On July 26, 2023, the Company entered into a note purchase agreement (“2023 Note Purchase Agreement”) with an investor, pursuant to which the Company issued to the investor an unsecured Promissory Note of $ 1,070,000, for $1,000,000 in gross proceeds. The note included an original issue discount, or OID, of $50,000 along with $20,000 for investor’s fees, costs and other transaction expenses in connection with the issuance of the note. This OID was recognized as a debt discount is amortized over the life of the note. The note bears interest at 8% per annum compounding daily and has a term of 18 months. All outstanding principal and accrued interest on the Note will become due and payable eighteen (18) months after the purchase price of the Note is delivered by Purchaser to the Company (the “2023 Note Purchase Price Date”). The Company may prepay all or a portion of the Note at any time by paying 120% of the outstanding balance elected for pre-payment. The Investor has the right to redeem the Note at any time six (6) months after the 2023 Note Purchase Price Date (the “2023 Note Redemption Start Date”), subject to maximum monthly redemption amount of $200,000. The Company should pay the applicable redemption amount in cash to the Investor within three (3) Trading Days following the investor’s delivery of a redemption notice. At the end of each month following the 2023 note Redemption Start Date, if the Company has not reduced the Outstanding Balance by at least $160,000, then by the fifth (5th) day of the following month, the Company must pay in cash to the Investor the difference between $160,000 and the amount actually redeemed in such month or the Outstanding Balance will automatically increase by one percent (1%) as of such fifth (5th) day. Under the 2023 Note Purchase Agreement, while the note is outstanding, the Company agreed to keep adequate public information available and maintain its Nasdaq listing.

During the six months ended March 31, 2025, the Company amortized OID of $ 7,000 and recorded $ 33,409 interest expense on this Note, and the Company and Lender exchanged partitioned notes of $ 740,000 for the delivery of 20,348 Class A ordinary shares. The Company recorded $ 277,449 loss on conversion of these notes in the six months ended March 31, 2025. On May 12, 2025, the Company repaid in full of this note.

Unsecured Promissory Note in January 2024

On January 25, 2024, the Company entered into a note purchase agreement (the “2024 Note Purchase Agreement”) with Guoxiang Hu (the “Investor”), pursuant to which the Company issued the Investor an unsecured promissory note in the principal amount of $ 4,630,000 (the “Note”). The Note bears interest at a rate of 16% per annum. All outstanding principal and accrued interest on the Note will become due and 9 months after the purchase price of the Note is delivered by Investor to the Company (the “Purchase Price Date”). The Company may prepay all or a portion of the outstanding balance of the Note prior to its maturity date.

Global Pacific Securities US Inc. (“Global Pacific”) has acted as the lead advisor of the Company for the transaction contemplated in the 2024 Note Purchase Agreement, and the Company agreed to pay Global Pacific a cash fee equal to three percent (3%) of the gross proceeds and to reimburse Global Pacific for its accountable expenses up to $ 30,000 and to issue to Global Pacific restricted Class A ordinary shares of the Company (“Share Compensation”), in an amount equal to 7.5% of the gross proceeds. On February 2, 2024, the Company issued 193,994 restricted Class A ordinary shares to Global Pacific.

In addition, the Company may not assign the Note without prior written consent of the Investor. The Investor may be sold, assigned or transferred by the Investor without the Company’s prior written consent. However, in the event that the Company has identified any individual(s) or entity(ies) that is satisfactory to the Company, to purchase the Note from the Investor, the Investor agreed to use his best efforts to sell, transfer and assign the Note to such individual or entity identified by the Company within ten (10) calendar days following receipt of a written notice from the Company, at a price that equal to the outstanding balance of the Note.

Under the 2024 Note Purchase Agreement, Weilai Zhang, our CEO and Chairman of the board, agreed to enter into a share pledge agreement with the Investor, on January 25, 2024 (the “Pledge Agreement”), to pledge all Class B ordinary shares of the Company, no par value (“Class B ordinary shares”) owned by him, including any additional Class B ordinary shares issued to him while the Note is outstanding, and any proceeds thereof to secure the Company’s payment and performance of any and all obligations, liabilities and indebtedness of the Company to the Investor pursuant to the terms of the 2024 Note Purchase Agreement.

During the six months ended March 31, 2025, the Company recorded $ 571,032 interest expense on this Note, and the Company and Lender exchanged partitioned notes of $ 250,000 for the delivery of 8,333 Class A ordinary shares. The Company recorded $ 30,000 gain on conversion of these notes in the six months ended March 31, 2025. On September 15, 2025, the Company repaid in full of this note.

Unsecured Promissory Note in September 2024

On September 25, 2024, the Company entered into a Note Purchase Agreement with an investor, pursuant to which the Company issued to the Purchaser an unsecured Promissory Note of $990,000, for $886,000 in gross proceeds. The Note included an original issue discount (“OID”) of $99,000 along with $5,000 for investor’s fees, costs and other transaction expenses in connection with the issuance of the note. The OID was recognized as a debt discount is amortized over the life of the note. The Note is due on March 25, 2025.

During the six months ended March 31, 2025, the Company amortized OID of $99,000 on this Note and the Company and Lender exchanges these Partitioned notes of $990,000 for the delivery of 9,039 shares of the Company’s common stock (pre-reverse split). The Company recorded $142,055 loss on conversion of these notes for the six months ended March 31, 2025. As of March 31, 2025, the Company repaid in full of this note.

Unsecured Promissory Note in July 2025

On July 24, 2025, the Company entered into a Note Purchase Agreement with an investor, pursuant to which the Company issued an unsecured promissory note with an aggregate commitment of up to $ 50,000,000 (the “Commitment Amount”). On July 24, 2025, the investor funded an initial pre-paid purchase in the principal amount of $ 2,427,500, which included an original issue discount of $ 157,500, and bears interest at a rate of 8% per annum. In addition, the Company agreed to pay the investor $ 20,000 to reimburse legal fees, accounting expenses, due diligence, monitoring, and other transaction-related costs (the “Transaction Expense Amount”). The issuance was subject to the terms, limitations, and conditions set forth in the Pre-Paid Purchase agreement. Additionally, at closing, the Company agreed to issue 130,500 ordinary shares to the investor as a commitment fee in connection with the pre-paid purchase facility (the “Commitment Shares”).

During the six months ended March 31, 2026, the Company recorded $ 28,115 interest expense on this Note, and the Company and Lender exchanged partitioned notes of $ 1,138,000 for the delivery of 693,857 Class A ordinary shares. The Company recorded $ 262,588 loss on conversion of these notes in the six months ended March 31, 2026. In addition, from October 23, 2025 through January 21, 2026, the investor assessed aggregate penalties of $ 206,190 due to delays in registration. As of March 31, 2026, the outstanding principal balance of the Note was $ 1,495,690. The Company repaid the loan in full in May 2026.

16. SHARE CAPITAL

On March 5, 2026, the Company effected a one-for-six reverse split of its issued and outstanding Class A ordinary shares. The consolidated financial statements for the six months ended March 31, 2026 were retroactively restated to reflect this reverse split, unless otherwise specified.

	March 31, 2026	September 30, 2025
	Number	Number
	of shares	of shares
	(Unaudited)
Authorized:
Preferred shares, no par value	50,000,000	50,000,000
Class A Ordinary shares, no par value	200,000,000	200,000,000
Class B Ordinary shares, no par value	50,000,000	50,000,000

	March 31, 2026	September 30, 2025
	Number	Number
	of shares	of shares
	(Unaudited)
Outstanding and fully paid:
Ordinary shares, no par value
At October 1, 2025	3,318,954	2,454,736
Rounding due to share split reverse	9,987	-
Issuance of new shares for equity financing	-	72,328
Note conversion into shares	766,246	438,427
Equity compensation	440,256	353,463
At March 31, 2026	4,535,443	3,318,954

Warrants

On February 12, 2021, the Company entered into a Securities Purchase Agreement (“2021 SPA”) with certain institutional investors for the sale of 127 common shares, at a purchase price of $ 8,568 per share. Concurrently with the sale of the Common Shares, pursuant to the 2021 SPA the Company also sold warrants to purchase 127 common shares. The Company sold the Common Shares and Warrants for aggregate gross proceeds of approximately US$ 2.1 million, before commissions and expenses. The five-year Warrants will be immediately exercisable at an exercise price equal to $ 8,568 per share, and will terminate on the five-year anniversary of the initial exercise date of the Warrants. The net proceeds from the transactions will be approximately US$ 1.86 million, after deducting certain fees due to the placement agent and the Company’s estimated transaction expenses, and will be used for working capital and general corporate purposes.

In addition, the Placement Agent of this offering also received five-year warrants (the “Compensation Warrants”) to purchase up to a number of common shares equal to 5% of the aggregate number of shares sold in the Offering, including the warrant shares issuable upon exercise of the Warrants, which such Compensation Warrants have substantially the same terms as the Warrants sold in the Offering, except that such Compensation Warrants have an exercise price of $ 10,704 per share and will be exercisable six months from the effective date of this offering and will terminate on the five year anniversary of the effective date of this offering.

Grant date (investors and placement agent, respectively)	February 17, 2021
Share price at date of grant (investors and placement agent, respectively)	US$	10,680
Exercise price at date of grant (investors and placement agent, respectively)	US$	8,568 & 10,704
Volatility		107%
Warrant life		5 years
Dividend yield		0%
Risk-free interest rate		0.57%
Average fair value at grant date	US$	8,496

On June 10, 2021, the Company commenced a registered direct offering of securities, and executed a Securities Purchase Agreement (the “June 2021 SPA”) with three institutional accredited investors pursuant to which it sold 127 of the Company’s common shares at the per share price of $ 8,352 (which was priced in excess of the average of the five-day closing price for the Company’s common shares preceding execution of the June 2021 SPA, which was $ 8,208). In a concurrent private placement, the Company sold to such investors warrants to purchase 127 common shares (the “Investor Warrants”). The Investor Warrants have an exercise price per share of $ 8,208, subject to adjustment, and have a term of five years. The transactions yielded gross proceeds to the Company of $ 3,180,285, before the payment of commissions and expenses.

In addition, the Company issued warrants (the “Placement Agent Warrants”) to the Placement Agent to purchase a number of common shares equal to 5.0% of the aggregate number of shares sold to the investors in this offering, as well as the warrant shares issuable upon exercise of the Warrants issued in the concurrent private placement, as additional placement agency compensation. The Placement Agent Warrants have substantially the same terms as the Investor Warrants, except that the Placement Agent Warrants will have an exercise price of $ 10,440.

Grant date (investors and placement agent, respectively)	June 14, 2021
Share price at date of grant (investors and placement agent, respectively)	US$	7,560
Exercise price at date of grant (investors and placement agent, respectively)	US$	8,208 & 10,440
Volatility		115%
Warrant life		5 years
Dividend yield		0%
Risk-free interest rate		0.80%
Average fair value at grant date	US$	6,000

Following is a summary of the warrant activities for the six months ended March 31, 2026 (Unaudited):

			Weighted
			Average
			Remaining
		Average	Contractual
	Number of	Exercise	Term in
	Warrants	Price	Years
Outstanding at September 30, 2025	209	$8,349.60	0.49
Exercisable at September 30, 2025	209	8,349.60	0.49
Issued	-	-	-
Exercised	-	-	-
Expired	127	10,704	-
Outstanding at March 31, 2026	82	8,208	0.21
Exercisable at March 31, 2026	82	$8,208	0.21

Following is a summary of the warrant activities for the nine months ended September 30, 2025:

			Weighted
			Average
			Remaining
		Average	Contractual
	Number of	Exercise	Term in
	Warrants	Price	Years
Outstanding at December 31, 2024	209	$8,349.60	1.24
Exercisable at December 31, 2024	209	8,349.60	1.24
Issued	-	-	-
Exercised	-	-	-
Expired	-	-	-
Outstanding at September 30, 2025	209	8,349.60	0.49
Exercisable at September 30, 2025	209	$8,349.60	0.49

Equity Financing

On October 16, 2024, we entered into a securities purchase agreement with several investors, pursuant to which the Company agreed to sell 1,294 Class A ordinary shares, (the “Shares”), at a per share purchase price of $115.2. The gross proceeds to the Company from this offering are approximately $ 150,000, before deducting any fees or expenses.

On October 30, 2024, the Company entered into a securities purchase agreement with several investors, pursuant to which the Company agreed to sell 43,750 Class A ordinary shares, (the “Shares”), at a per share purchase price of $ 91.2. The gross proceeds to the Company from this offering are approximately $ 3,990,000, before deducting any fees or expenses.

On November 14, 2024, the Company entered into a securities purchase agreement with several investors, pursuant to which the Company agreed to sell 8,503 Class A ordinary shares, (the “Shares”), at a per share purchase price of $ 117.6. The gross proceeds to the Company from this offering are approximately $ 1,000,000, before deducting any fees or expenses.

On December 30, 2024, the Company entered into a securities purchase agreement with several investors, pursuant to which the Company agreed to sell 8,876 Class A ordinary shares, (the “Shares”), at a per share purchase price of $ 40.8. The gross proceeds to the Company from this offering are approximately $ 360,000, before deducting any fees or expenses.

On January 8, 2025, the Company entered into a securities purchase agreement with several investors, pursuant to which the Company agreed to sell 6,903 Class A ordinary shares, at a per share purchase price of $ 40.8. The gross proceeds to the Company from this offering are approximately $ 135,000, before deducting any fees or expenses.

On January 15, 2025, the Company entered into a securities purchase agreement with several investors, pursuant to which the Company agreed to sell 5,424 Class A ordinary shares, at a per share purchase price of $ 17.7. The gross proceeds to the Company from this offering are approximately $ 96,000, before deducting any fees or expenses.

On July 8, 2025, the Company entered into a securities purchase agreement with several investors, pursuant to which the Company agreed to sell 60,000 Class A ordinary shares, at a per share purchase price of $ 18.36. The gross proceeds to the Company from this offering are approximately $ 1,100,000, before deducting any fees or expenses.

Share-based Compensation

From October 1, 2025 to March 31, 2026, the Company issued an aggregate of 13,814 shares to its Chief Executive Officer as Share Compensation expense. The fair value of 13,814 shares was $ 100,000.

From October 1, 2025 to March 31, 2026, the Company issued an aggregate of 13,814 shares to its Chief Financial Officer as Share Compensation expense. The fair value of 13,814 shares was $ 100,000.

From October 1, 2025 to March 31, 2026, the Company issued an aggregate of 145,009 shares to its employees as a Share Compensation expense. The fair value of 145,009 shares was $ 914,620.

From October 1, 2025 to March 31, 2026, the Company issued aggregate of 267,620 shares to its consultants or consulting firms as Share Compensation expense. The fair value of 267,620 shares was $ 1,575,844.

17. RELATED PARTY BALANCES

Apart from those discussed elsewhere in these condensed consolidated financial statements, the following are significant related party balances:

		As of
		March 31, 2026 (Unaudited)	September 30, 2025
		USD’000	USD’000
Weilai Zhang (the CEO’s farther)	Fund transfer in to support daily operation	347	100
Lei Deng (legal representative of one of the subsidiaries)	Fund transfer in to support daily operation	3	1
Baiya International Group Inc (major shareholder of the Company also controls this Company)	Fund transfer in to support daily operation	830	290
Total		1,180	391

The amounts due to related parties arise primarily from transactions in the ordinary course of the Company’s business. Such balances are non-interest-bearing and are payable on demand.

18. COMMITMENTS

a) Operating lease commitments

The Company leases production factories, warehouses and employees’ hostel from unrelated parties under non-cancellable operating lease arrangements. The leases have varying terms and the total future minimum lease payments of the Company under non-cancellable operating leases are payable as follows:

	As of March 31, 2026 (Unaudited)	As of September 30, 2025
	USD’000	USD’000
Within one year	318	463
After one year and within five years	717	939
Total	1,035	1,402

The leases typically run for an initial period of three years, with an option to renew the lease when all terms are renegotiated. Lease payments are usually increased every three years to reflect market rentals. None of the leases includes contingent rentals.

(b) Capital commitments

The Company’s capital expenditures consist of expenditures on plant and equipment and capital contributions.

Capital expenditures contracted for at the balance sheet date but not recognized in the financial statements are as follows:

	As of
	March 31, 2026 (Unaudited)	September 30, 2025
	USD’000	USD’000
Contracted for capital commitment with respect to capital contributions to its wholly foreign owned subsidiaries in the PRC:
Antelope Chengdu	5,705	6,120
Antelope Future (Yangpu)	7,244	7,244
Antelope Ruicheng Investment	6,850	6,850
Wenzhou Kylin Cloud Service Technology	704	704
Jiangxi Kylin Cloud Service Technology	704	704
Anhui Kylin Cloud Service Technology	428	428

19. SUBSEQUENT EVENTS

The Company has evaluated all events that have occurred subsequent to March 31, 2026 through the date that the consolidated financial statements were issued. Management has concluded that the following subsequent events required disclosure in the financial statements:

On April 15, 2026, Antelope Enterprise Holdings Limited (the “Company”) entered into a Securities Purchase Agreement with an institutional investor pursuant to which the investor agreed to purchase 12,000,000 Class A ordinary shares of the Company, no par value per share (the “Class A Shares”), at a purchase price of $0.207 per share. The transaction closed on April 29, 2026. Upon closing, the Company issued an aggregate of 12,000,000 Class A Shares to the investor for gross proceeds of approximately $2.484 million.

On May 26, 2026, the Company entered into a Note Purchase Agreement with Stratosphere Capital Management Inc. for the issuance of a Convertible Promissory Note with an original principal amount of $3.0 million. The Convertible Note is convertible into up to 4,800,000 Class A ordinary shares of the Company, subject to its terms.